LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257

February 23, 2007

Securities and Exchange Commission
100 F Street N.E., Room 1580
Washington, D.C. 20549

RE:	Sweet Success Enterprises, Inc.
Registration Statement on Form SB-2
Filed January 2, 2007
File Number 333-139754

Attn:	Scott Anderegg
Division of Corporation Finance
Mail Stop 3561

Dear Mr. Anderegg:

In response to the Staff’s comment letter to us dated January 25, 2007, we are filing herewith Amendment No. 1 to the Registration Statement on Form SB-2.  We will answer the Staff’s comments in the same order as received.

1.     We have reduced the number of shares we seek to register to 3,750,000 shares which represents approximately 30% of our outstanding public float.  We believe this reduction will qualify us for the use of Rule 415 to register the subject remaining shares.

2.     Under Executive Compensation, we have updated the compensation disclosure to be in accordance with amended Item 402 of Regulation S-B.

3.     Under Undertakings, we have revised to include the undertakings required by Item 512(g) of
Regulation S-B.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron

GAA/jp

Enclosures